UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM SD

SPECIALIZED DISCLOSURE REPORT
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Commission file number 1-8344
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L BRANDS, INC.
(Exact name of registrant as specified in its charter)
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Delaware	31-1029810
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

Three Limited Parkway Columbus, Ohio	43230
(Address of principal executive offices)	(Zip Code)

(614) 415-7000
(Registrant's Telephone Number, Including Area Code)

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Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

_X__	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 - CONFLICT MINERALS DISCLOSURE

Item 1.01	CONFLICT MINERALS DISCLOSURE AND REPORT

Conflict Minerals Disclosure

L Brands, Inc. (“the Company”) operates in the highly competitive specialty retail business. The Company is a specialty retailer of women’s intimate and other apparel, beauty and personal care products and accessories. The Company sells its merchandise through company-owned specialty retail stores in the United States, Canada and the United Kingdom, which are primarily mall-based, and through its websites, catalogue and other channels. The Company's other international operations are primarily through franchise, license and wholesale partners. The Company currently operates the following retail brands:

•	Victoria’s Secret

•	Victoria’s Secret PINK

•	Bath & Body Works

•	La Senza

•	Henri Bendel

The Securities and Exchange Commission (the “SEC”) adopted Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”) to implement reporting and disclosure requirements related to conflict minerals (as defined in the Rule) mandated by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. After performing the steps required by the Rule, L Brands has concluded in good faith that during the year ended December 31, 2014, it contracted to manufacture products which contained conflict minerals that were necessary to the functionality or production of such products. Based on the Company’s reasonable country-of-origin inquiry and due diligence procedures performed to date, the Company has not been able to determine with reasonable assurance the origin of the conflict minerals in the Company's products.

Accordingly, the Company has filed this Form SD and the attached Conflict Minerals Report for the calendar year ended December 31, 2014. The Company’s Form SD and Conflict Minerals Report for the calendar year ended December 31, 2014 are available on the Company’s website at http://lb.com/investors/company_info/sec_filings.aspx. The information contained on L Brands’ website is not a part of this Form SD and is not deemed incorporated by reference into this Form SD or any other public filing made with the SEC.

Item 1.02	EXHIBITS

The Company’s Conflict Minerals Report for the calendar year ended December 31, 2014 is filed herewith as Exhibit 1.01.

Section 2 - EXHIBITS

Item 2.01	EXHIBITS

Exhibit 1.01    Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

L Brands, Inc.
(Registrant)

Date:	June 1, 2015	By:	/s/ SAMUEL P. FRIED
			Name:	Samuel P. Fried
			Title:	Executive Vice President - Law, Policy & Governance